EXHIBIT 4.23

                     AMENDMENT NO. 1 TO THE TEXAS MERIDIAN
               RESOURCES CORPORATION DIRECTOR STOCK OPTION PLAN
               ADOPTED BY THE BOARD OF DIRECTORS ON MAY 5, 1999

            RESOLVED, that an amendment (the "DIRECTOR AMENDMENT") to the Company's Non-Employee Director Stock Option Plan (the "DIRECTOR Plan"), to increase the number of shares authorized for issuance under the Director Plan by 300,000 is hereby authorized, ratified and approved;